December 24, 2018

OFFERING TERM SHEET

DEW DROP INN NOLA, L.L.C.

Please find the following Offering Term Sheet with regard to the acquisition and redevelopment of the Dew Drop Inn located at 2836 Lasalle St, New Orleans, LA 70115 (the "**Project**"). A draft of the Operating Agreement for **Dew Drop Inn NOLA, L.L.C.**, a Louisiana limited liability company ("**Company"**), is attached. Please review the following summary of investment terms. The Operating Agreement contains the definitive terms of the investment. We appreciate your interest to participate as a member in Company (a "**Member**").

1. **Owner** – Company is under contract to purchase the Project. The purchase price to initially acquire the Property will be $522,500.

2. **Manager** – The manager of the Company shall be Christopher Ryan Thomas.

3. **60.00% Investor's Interest** – The investors will subscribe for up to 60.00% of the Company's initial membership interests for an aggregate subscription price of $120,000.

4. **40.0% Manager's Interest** – Christopher Ryan Thomas will be a member of Company and will receive a 40.00% carried-interest in the Company.

5. **Loan**– The Company will finance the acquisition and redevelopment of the Project with a loan from TBD ("**Lender**") in the approximate amount of $418,000 (the "**Loan**"). Manager and any Member holding more than a 20% membership interest in Company will be required to sign an unconditional and unlimited guarantee in favor of Lender to secure the Loan on Lender's standard form. The Loan will be secured by a mortgage on the Project.

6. **Acquisition and Development Fee** – Peregrine Interests, LLC will receive an acquisition and development fee equal to the amount of 4% of the aggregate purchase price and development cost of the Project.

7. **Property Management Fee** – It is anticipated that a property management fee in an amount equal to 3% of the gross revenues generated from the operation of the Project will be paid to DreamNetwork Inc. ("**Property Manager**") for services rendered to manage the Project.

8. **Investment Date** – Company will require you to put your investment in a separate account on or before January 15, 2019. Once 100% of the required equity is raised, your investment will be binding and irrevocable and the proceeds will be used by the Company to purchase and redevelop the Project (each a "Closing"). The Project Closing date is scheduled for January 31, 2019. In the event that the Company

chooses for whatever reason, at its sole discretion, not to Close on the Project, your investment will be returned to you.

9. **<u>Capital Calls</u>** – In the event any additional capital is needed for the development, operation, repair or maintenance of the Project, in the Manager's discretion, the Manager may either borrow capital or issue a capital call.   Each Member shall be responsible for funding its proportionate share of the capital call in accordance with its membership interest in the Company.   If a Member does not participate in the capital call, its interest in the Company will be diluted in accordance with the Operating Agreement.

10. **<u>Subscription Agreement</u>** – Any person desiring to acquire membership interests in the Company must complete and sign a Subscription Agreement in the form attached to this Offering Term Sheet.